Mail Stop 4561

May 11, 2007

Robert J. Werra
2800 N Dallas Pkwy #100
Plano, TX 75093-5994

> **Re: American Republic Realty Fund I**
> **Form 10-K for Fiscal Year Ended December 31, 2006**
> **File No. 000-11578**

Dear Mr. Werra:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K

Financial Statements and Notes

Consolidated Balance Sheets

1.   Reference is being made to real estate held for sale, net of depreciation. Advise us if you have continued to record depreciation expense of these assets. If so, please tell us how you considered paragraph 34 of SFAS 144 as it stipulates that long-lived assets shall not be depreciated while it is classified as held for sale.

Item 9A – Controls and Procedures

2.   We note that the company performed an evaluation of the effectiveness of the design and operations or your disclosure controls and procedures *within 90 days* prior to your filing the company's December 31, 2006 Form 10-K. Pursuant to

Item 307 of Regulations S-K as amended by Release No. 33-8238: Management's Reports on Internal Control over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, which was effective August 14, 2003, such evaluation should be performed *as of the end of the period* covered by the report. Tell us how you considered such requirements.

<u>Exhibit 31</u>

3. We note that certain language within your certification filed as Exhibit 31.1 is inconsistent with the language set forth in Item 601(b)(31) of Regulation S-K. Specifically, we noted that there are inconsistencies between the actual period covered by the report and your reference to the "annual report" or "quarterly report" in the certifications. Please revise to reflect the correct report period throughout the certification or, in the alternative, remove all references to "annual report" and "quarterly report," other than in paragraph one, and replace with "report."

* * * *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Yolanda Crittendon, Staff Accountant, at (202) 551-3472 or the undersigned at (202) 551-3413 if you have questions.

Sincerely,

Cicely LaMothe
Accounting Branch Chief